C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

04024671

Ref : EC/FL/GS/CPP/081/04

BY AIRMAIL

19th April, 2004

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 29 2004
WASH. D.C. 181 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 5/4

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 19th April, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Notice of Annual General Meeting
   Date : ___April 16____, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Press Announcement relating to Notice of Special General Meeting and Circular
   Date : ___April 19____, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code : 43)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Friday, 18th June, 2004 at 9:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31st December, 2003;
2. To fix the number of Directors;
3. To appoint Auditors and to authorise the Directors to fix their remuneration; and
4. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolutions as Ordinary Resolutions:

A. "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "THAT, conditional upon the Resolutions numbered A and B in paragraph 4 of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution numbered A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution numbered B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 16th April, 2004

Notes:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not also be a member of the Company.
2. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting.
3. The Directors' general mandate to deal with the authorised but unissued share capital of the Company is proposed to be renewed by virtue of the Resolutions set out as Resolutions A and C in paragraph 4 of the above notice, although the Directors wish to state that they have no present intention to exercise such general mandate.
4. Pursuant to the existing Bye-Law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members present in person or by proxy and entitled to vote; or (iii) by any member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or (iv) by any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

The Standard, Monday, April 19, 2004

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 6th May, 2004 at 9:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the Share Sale and Purchase Agreements (as defined in the circular of the Company dated 19th April, 2004), copies of which have been produced to the Meeting marked "A-1" and signed by the chairman of the Meeting for purposes of identification, and the execution, delivery and performance by the Company of the Share Sale and Purchase Agreements, be and are hereby ratified and approved **AND THAT** the directors of the Company be and are hereby authorized to sign any document or to do anything on behalf of the Company which they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of the Share Sale and Purchase Agreements (as amended, if applicable) and to make such amendments thereto as any director of the Company may consider necessary, desirable or expedient."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 19th April, 2004

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. In order to be valid, the proxy form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority), must be lodged with the Company's registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
3. A form of proxy for use at the meeting is enclosed.
4. *Pursuant to the Bye-Law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be* decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members present in person or by proxy and entitled to vote; or (iii) by any member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members having the right to attend an vote at the meetings; or (iv) by any member or members present in person or by proxy and holdings shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right. The above ordinary resolution will be determined by a poll.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of C.P. Pokphand Co. Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

DISCLOSEABLE AND CONNECTED TRANSACTIONS
DISPOSAL OF SHARES IN
COMPANIES LISTED ON THE JAKARTA STOCK EXCHANGE

Independent financial adviser to the Independent Board Committee

匯富集團

KINGSWAY CAPITAL LIMITED

A letter from the Independent Board Committee is set out on page 10 of this circular. A letter from Kingsway Capital Limited containing its advice to the Independent Board Committee is set out on pages 11 to 16 of this circular.

A notice convening a Special General Meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 6th May, 2004 at 9:30 a.m. is set out on page 22 of this circular.

Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Special General Meeting or any adjournment hereof should you so wish.

19th April, 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement issued by the Company dated 26th March, 2004.
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"CDL"	Causeway Developments Limited, a company incorporated in the British Virgin Islands with limited liability and which is an indirect wholly-owned subsidiary of the Company
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"CP Prima"	P.T. Central Proteinaprima, a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange
"CP Prima Share(s)"	the share(s) in CP Prima
"Directors"	the directors of the Company
"Disposals"	the disposals by CDL and/or EDL to the respective Purchasers of their respective shareholdings in SHS and/or CP Prima pursuant to the terms of the relevant Share Sale and Purchase Agreement
"EDL"	Everwell Developments Limited, a company incorporated in the British Virgin Islands with limited liability and which is an indirect wholly-owned subsidiary of the Company
"Existing Scheme"	the existing share option scheme adopted pursuant to an ordinary resolution of the Company passed on 26th November, 2002
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Independent Board Committee"	the independent board committee of the Company comprising Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter, independent non-executive Directors, which has been appointed by the board of Directors for the purpose of advising Shareholders in relation to the Share Sale and Purchase Agreements and the transactions contemplated thereunder
"Independent Third Party(ies)"	independent third party(ies) who is/are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates
"Kingsway"	Kingsway Capital Limited, a deemed licensed corporation for types 4, 6 and 9 regulated activities as set out in Schedule 5 of the SFO, appointed as independent financial adviser to the Independent Board Committee in relation to the Share Sale and Purchase Agreements
"Latest Practicable Date"	14th April, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information which is contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Old Scheme"	the share option scheme of the Company adopted on 10th April, 1992 and which has expired on 9th April, 2002
"PRC"	the People's Republic of China
"Purchasers"	the five purchasers under the Share Sale and Purchase Agreements who are private investors and Independent Third Parties
"Sale Shares"	40,800,000 shares in SHS, representing approximately 19.74% of the total issued shares in SHS and 73,144,832 shares in CP Prima, representing approximately 7.09% of the total issued shares in CP Prima
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Share Sale and Purchase Agreements"	the five share sale and purchase agreements entered into between CDL and/or EDL and the respective Purchasers dated 26th March, 2004 relating to the Disposals and "Share Sale and Purchase Agreement" refers to either of the relevant Share Sale and Purchase Agreements
"Shareholders"	shareholders of the Company
"SHS"	P.T. Surya Hidup Satwa, a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange
"SHS Share(s)"	the share(s) in SHS
"Special General Meeting"	the special general meeting of the Company to be held to consider and, if thought fit, approve the Share Sale and Purchase Agreements and the respective transactions contemplated thereunder
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Rupiah"	Indonesian Rupiah, the lawful currency of Indonesia
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

Note: For the purpose of this circular, the following exchange rates have been used for conversion into the relevant currency for indication only: US$1 = HK$7.80; US$1 = Rupiah 8,176

C.P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Jaran Chiaravanont
Mr. Montri Jiaravanont
Mr. Dhanin Chearavanont
Mr. Sumet Jiaravanon
Mr. Prasert Poongkumarn
Mr. Min Tieanworn
Mr. Thirayut Phitya-Isarakul
Mr. Thanakorn Seriburi
Mr. Veeravat Kanchanadul
Mr. Budiman Elkana*
Mr. Cheung Koon Yuet, Peter*

* *Independent non-executive directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

19th April, 2004

To the Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS DISPOSAL OF SHARES IN COMPANIES LISTED ON THE JAKARTA STOCK EXCHANGE

INTRODUCTION

It was announced on 26th March, 2004 that Share Sale and Purchase Agreements were entered into by CDL and/or EDL (both of which are indirect wholly-owned subsidiaries of the Company). Pursuant to the Share Sale and Purchase Agreements, CDL and EDL have conditionally agreed to dispose of all of their respective shareholdings in SHS and/or CP Prima to the respective Purchasers. SHS and CP Prima are Indonesian companies whose shares are listed on the Jakarta Stock Exchange.

The Disposals constitute discloseable transactions for the Company under the Listing Rules in force immediately prior to 31st March, 2004. As at the Latest Practicable Date, Mr. Sumet Jiaravanon, an executive Director, also has substantial shareholdings in each of SHS and CP Prima. Accordingly, the Disposals also constitute connected transactions for the Company under Rule 14.23(1)(b) of the Listing Rules in force immediately prior to 31st March, 2004 and require approval by the Shareholders at a special general meeting of the Company under Rule 14.26 of the Listing Rules in force immediately prior to 31st March, 2004.

The purpose of this circular is to provide you with information regarding the Disposals, to set out the advice from Kingsway to the Independent Board Committee and the recommendation of the Independent Board Committee in respect of the Disposals and to give notice to the Shareholders to convene the Special General Meeting to consider and, if thought fit, to approve the Disposals.

DISPOSALS

SHARE SALE AND PURCHASE AGREEMENTS DATED 26TH MARCH, 2004

Parties

(1) CDL (as seller)
(2) EDL (as seller)
(3) Purchasers (as purchasers) – the Purchasers are Independent Third Parties

Assets to be disposed of

CDL is beneficially interested in 59,256,832 shares in CP Prima (representing approximately 5.74% of its issued share capital) and 40,800,000 shares in SHS (representing approximately 19.74% of its issued share capital) whilst EDL is beneficially interested in 13,888,000 shares in CP Prima (representing approximately 1.35% of its issued share capital).

Pursuant to the Share Sale and Purchase Agreements, each of CDL and EDL has conditionally agreed to sell all their respective shareholdings in SHS and/or CP Prima to the respective Purchasers.

The Sale Shares under the Disposals represent the Group's entire interest in each of CP Prima and SHS. Upon completion of the Disposals, the Group will have no further interest in CP Prima and SHS.

The consideration receivable by the Group for the disposal of the Sale Shares is US$0.0777 (approximately HK$0.60606) per each SHS Share and US$0.02233 (approximately HK$0.174174) per each CP Prima Share, giving an aggregate consideration for the Sale Shares of US$4,803,484 (approximately HK$37,467,175.20).

The consideration for each SHS Share of US$0.0777 (approximately HK$0.60606) represents a discount of approximately 42.23% to the closing price of US$0.1345 (approximately HK$1.0491) per SHS Share as quoted on the Jakarta Stock Exchange on 30th March, 2004 (being the last trading of the SHS Shares on the Jakarta Stock Exchange). The SHS Shares are rarely traded on the Jakarta Stock Exchange up to 25th March, 2004, being the last trading day prior to the date of the Announcement. For the 90 trading days of the Jakarta Stock Exchange up to 25th March, 2004, being the last trading day prior to the date of the Announcement, SHS Shares were only traded on 1 day and the total volume traded was only 1,500 shares.

The consideration for each CP Prima Share of US$0.02233 (approximately HK$0.174174) represents (i) a discount of approximately 32.37% to the closing price of US$0.03302 (approximately HK$0.257556) per CP Prima Share as quoted on the Jakarta Stock Exchange on the Latest Practicable Date; and (ii) a discount of approximately 39.4% to the average closing price of US$0.03682 (approximately HK$0.2872) per CP Prima Share as quoted on the Jakarta Stock Exchange for the 30 trading days up to and including 25th March, 2004 on which such shares were actually traded on the Jakarta Stock Exchange. There are infrequent tradings of CP Prima Shares on the Jakarta Stock Exchange. Over the 30 trading days of the Jakarta Stock Exchange up to 25th March, 2004, being the last trading day prior to the date of the Announcement, CP Prima Shares were only traded on 11 days and the total volume traded was only 710,500 shares.

The total consideration of US$4,803,484 (approximately HK$37,467,175.20) for the Disposals was determined following commercial negotiations between the Company and the Purchasers after taking into account the market value of SHS Shares and CP Prima Shares and the relative illiquidity of such shares on the open market on the Jakarta Stock Exchange.

Conditions precedent

Completion is conditional upon, among other things, approval being obtained from the Shareholders approving the Share Sale and Purchase Agreements and the transactions contemplated thereunder.

Completion of each of the Disposals under the respective Share Sale and Purchase Agreements is interconditional on the completion of all the other Disposals under the other Share Sale and Purchase Agreements.

SHS and CP Prima

Each of SHS and CP Prima is a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange. SHS is engaged in an integrated agri-business operation with its core business in the import and distribution of a comprehensive range of animal health products which include medicines, vaccines, antibiotics, vitamins, disinfectants and feed additives which are used in Indonesia's agri-business and aquaculture industries. CP Prima is engaged in the manufacturing of shrimp feed and operation of the vertically integrated mass shrimp production. It is also involved in agri-business operation such as the manufacturing of poultry and fish feeds and the breeding of poultry and day-old-chick. CP Prima is an associated company of SHS, which is beneficially interested in approximately 36.55% of the issued share capital of CP Prima. Both of CP Prima and SHS have been accounted for in the Group's financial statements as short term investments.

The audited consolidated net profit of each of SHS and CP Prima before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2001 and 31st December, 2002 and the audited consolidated net tangible asset value of each of SHS and CP Prima as at 31st December, 2002 are set out below:

		2001		2002		As at 31st December, 2002
		Profit before tax	Profit after tax	Profit before tax	Profit after tax	Net tangible asset value
SHS	US$ million	30.61	9.59	69.26	27.23	38.09
	(HK$ million	238.74	74.83	540.25	212.36	297.13)
CP Prima	US$ million	19.35	3.64	57.51	37.12	60.23
	(HK$ million	150.89	28.37	448.61	289.50	469.81)

Note: The figures relating to the audited consolidated net profit and audited consolidated net asset value of each of SHS and CP Prima have been converted from Rupiah into US Dollars based on the exchange rate as at 31st December, 2001 or 31st December, 2002 (as the case may be).

REASONS FOR THE DISPOSALS

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

As previously disclosed in the announcements issued by the Company in connection with the Group's debt restructuring arrangements, the Group is required to make scheduled distributions to its creditors to reduce its indebtedness and such distributions are to be funded by various means including cashflows from operations and proceeds from asset disposals. The Disposals will form part of the overall asset disposal program contemplated under the Group's debt restructuring arrangements.

LISTING RULES IMPLICATIONS OF THE DISPOSALS

The Disposals constitute discloseable transactions for the Company under the Listing Rules in force immediately prior to 31st March, 2004. As at the Latest Practicable Date, Mr. Sumet Jiaravanon, an executive Director, also has substantial shareholdings in each of SHS and CP Prima. Accordingly, the Disposals also constitute connected transactions for the Company under Rule 14.23(1)(b) of the Listing Rules in force immediately prior to 31st March, 2004 and require approval by the Shareholders at a special general meeting of the Company under Rule 14.26 of the Listing Rules in force immediately prior to 31st March, 2004.

The shareholding interests of Mr. Sumet Jiaravanon, an executive Director, in each of SHS and CP Prima as at the Latest Practicable Date are as follows:

company	Shareholding percentage
SHS	approximately 70.26%
CP Prima	approximately 55.95%

Since none of the Shareholders is interested in the Disposals, none of them will be required to abstain from voting in relation to the resolution to be proposed at the Special General Meeting.

The Independent Board Committee has been appointed to advise the Shareholders as to whether the terms of the Share Sale and Purchase Agreements are in the interests of the Company and are fair and reasonable so far as the Shareholders are concerned. An independent financial adviser has also been appointed to advise the Independent Board Committee regarding the Share Sale and Purchase Agreements and the respective transactions contemplated thereunder.

Effect of the Disposals

After deducting the expenses comprising professional fees amounting to approximately US$80,000 (approximately HK$624,000), the estimated net proceeds of the Disposals of US$4,723,484 (approximately HK$36,843,175) will be used for reducing the Group's debts.

Assuming the market value of each of SHS and CP Prima remains unchanged from 31st December, 2003 up to completion of the Disposals and on the basis that the net proceeds from the Disposals will be US$4,723,484 (approximately HK$36,843,175), the Directors expect to record in its accounts a loss of approximately US$4,501,516 (approximately HK$35,111,825) arising from the Disposals.

SPECIAL GENERAL MEETING

Set out on page 22 is a notice convening the Special General Meeting to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 6th May, 2004 at 9:30 a.m. at which relevant resolution will be proposed to approve the Disposals.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the branch share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Special General Meeting. Completion of the form of proxy will not preclude you from attending and voting at the Special General Meeting or any adjournment thereof should you so wish.

RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms of the Disposals are fair and reasonable so far as the Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee is set out on pages 11 to 16 of this circular and the text of the letter from the Independent Board Committee is set out on page 10.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms of the Disposals to be fair and reasonable so far as the Shareholders are concerned and accordingly, recommends the Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting.

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendix of this circular.

Yours faithfully,
By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

19th April, 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS DISPOSAL OF SHARES IN COMPANIES LISTED ON THE JAKARTA STOCK EXCHANGE

We refer to the circular dated 19th April, 2004 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Share Sale and Purchase Agreements and not having any interest in the transaction contemplated under the Share Sale and Purchase Agreements, we have been appointed by the Board to advise you as to whether, in our opinion, the terms and conditions of the Share Sale and Purchase Agreements are fair and reasonable so far as the Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms and conditions of the Share Sale and Purchase Agreements. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 11 to 16 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 9 of the Circular and the additional information set out in the appendix to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms and conditions of the Share Sale and Purchase Agreements are fair and reasonable so far as the Shareholders are concerned and are in the interest of the Company and its Shareholders. We therefore recommend the Shareholders to vote in favour of the resolution in relation to the Share Sale and Purchase Agreements to be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of the Independent Board Committee
Budiman Elkana
Cheung Koon Yuet, Peter

The following is the full text of the letter of advice to the Independent Board Committee from Kingsway dated 19th April, 2004 prepared for incorporation in this circular.

集團 滙富

Kingsway Capital Limited

19th April, 2004

To the Independent Board Committee of
C.P. Pokphand Co. Ltd.

CONNECTED AND DISCLOSEABLE TRANSACTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee in respect of the Share Sale and Purchase Agreements, details of which are set out in the circular of the Company dated 19th April, 2004 (the "Circular") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

As at the Latest Practicable Date, Mr. Sumet Jiaravanon, an executive Director, has substantial shareholdings in each of SHS and CP Prima. Accordingly, the Disposals constitute connected transactions for the Company under Rule 14.23(1)(b) of the Listing Rules in force immediately prior to 31st March, 2004 and is subject to the approval of Shareholders at the Special General Meeting. As none of the Shareholders are interested in the Disposals, no Shareholder will be required to abstain from voting at the Special General Meeting to be convened to consider the Disposals.

In formulating our opinion, we have relied on the Directors to ensure that the information and facts supplied to us by the Company are true, accurate and complete. We have also relied on the information contained in the Circular and have assumed that the statements made were true, accurate and complete at the time they were made and continue to be true on the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have not, however, carried out any independent verification of the information provided by the Company and the Directors, nor have we conducted any independent investigation into the affairs of the Group, SHS and CP Prima.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the following factors and reasons:

1. Reasons for the Disposals and use of proceeds

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

As stated in the section headed "Letter from the Board" as contained in the Circular and previously disclosed in the announcements issued by the Company in connection with the Group's debt restructuring arrangements, the Group is required to make scheduled distributions to its creditors to reduce its indebtedness and such distributions are to be funded by various means including cashflows from operations and proceeds from asset disposals. As disclosed in the Company's 2002 annual report, in order to reduce the overall level of indebtedness, the Group has implemented an asset disposal program ("Asset Disposal Program") which has been ongoing since 1998, and the Group will continue to execute its Asset Disposal Program with a view to generating cash proceeds to further reduce its indebtedness. The Disposals will form part of the Asset Disposal Program contemplated under the Group's debt restructuring arrangements. In addition, the Group has been focusing on its agri-business in the PRC and both CP Prima and SHS have been accounted for in the Group's financial statements as short term investments. As such, the Directors are of the view that the Disposals can assist the Group in realizing its investments and will not have significant impact on its business operations.

It is noted that according to the announcement of the annual audited results for the year ended 31st December, 2003, the Company has made a distribution of US$28.0 million (approximately HK$218.4 million) in 2003, amounting to an aggregate distribution of US$333.4 million (approximately HK$2,600.5 million). As at 31st March, 2004, the Company has made a further distribution of US$59.3 million (approximately HK$462.5 million). We understand from the Company that out of the Scheme Indebtedness, US$6.5 million (approximately HK$50.7 million) and US$20.8 million (approximately HK$162.2 million) will be payable in June 2004 and December 2004 respectively, and the balance will be refinanced after the end of December 2004. As at 31st December, 2003, the Group had audited borrowings of about US$623.0 million (approximately HK$4,859.4 million). It is further noted that as at 31st December, 2003, the Group had audited net current liabilities of about US$320.4 million (approximately HK$2,499.1 million). The Directors intend to use the net proceeds of about US$4.7 million (approximately HK$36.8 million) from the Disposals to repay the Scheme Indebtedness and other debts of the Group.

Having considered the above reasons, we concur with the view of the Directors that the Disposals can reduce the Group's debt level and is therefore in the interests of the Company and the Shareholders as a whole.

2. Terms of the Share Sale and Purchase Agreements

Information on SHS and CP Prima

Each of SHS and CP Prima is a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange. SHS is engaged in an integrated agri-business operation with its core business in the import and distribution of a comprehensive range of animal health products which include medicines, vaccines, antibiotics, vitamins, disinfectants and feed additives which are used in Indonesia's agri-business and aquaculture industries. CP Prima is engaged in the manufacturing of shrimp feed and operation of the vertically integrated mass shrimp production. It is also involved in agri-business operation such as the manufacturing of poultry and fish feeds and the breeding of poultry and day-old-chick. CP Prima is an associated company of SHS, which is beneficially interested in approximately 36.55% of the issued share capital of CP Prima. Both of CP Prima and SHS have been accounted for in the Group's financial statements as short term investments.

The audited consolidated net profit of each of SHS and CP Prima before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2002 and the audited consolidated net tangible asset value of each of SHS and CP Prima as at 31st December, 2002 are set out below:

		2001		2002		As at 31st December, 2002
		Profit before tax	Profit after tax	Profit before tax	Profit after tax	net tangible asset value
SHS	US$ million	30.61	9.59	69.26	27.23	38.09
	(HK$ million	238.74	74.83	540.25	212.36	297.13)
CP Prima	US$ million	19.35	3.64	57.51	37.12	60.23
	(HK$ million	150.89	28.37	448.61	289.50	469.81)

Note: The figures relating to the audited consolidated net profit and audited consolidated net asset value of each of SHS and CP Prima have been converted from Rupiah into US Dollars based on the exchange rate as at 31st December, 2001 or 31st December, 2002 (as the case may be).

The substantial increase in net profit of CP Prima from approximately US$3.64 million (HK$28.37 million) in 2001 to approximately US$37.12 million (HK$289.50 million) in 2002 was largely due to the significant increase in gain on foreign exchange of approximately US$40.9 million (HK$319.0 million), i.e. from an exchange loss of approximately US$16.0 million (HK$124.8 million) in 2001 to an exchange gain of approximately US$24.9 million (HK$194.2 million) in 2002 and changes in value of derivative instruments. On the other hand, the improvement of performance for SHS in 2002 was principally attributable to double-digit growth of animal health and seed business and continued high levels of consumer expenditure on food in the year 2002.

Basis of consideration

As mentioned in the Letter from the Board, the consideration for the Disposals is US$4.8 million (approximately HK$37.5 million) and was determined after commercial negotiations between the Company and Independent Third Parties after taking into account the market value of SHS Shares and CP Prima Shares and the relative illiquidity of such shares on the open market on the Jakarta Stock Exchange. It is noted that the consideration for each SHS Shares of US$0.0777 (approximately HK$0.60606) represents (i) a discount of approximately 42.23% to the closing price of US$0.1345 (approximately HK$1.0491) per SHS Share as quoted on the Jakarta Stock Exchange on 30th March, 2004 (being the last trading of the SHS Shares on the Jakarta Stock Exchange); and (ii) a price-to-earnings multiple of 0.54 based on 2002 annual results. The SHS Shares are rarely traded on the Jakarta Stock Exchange. Over the last 3 months of the Jakarta Stock Exchange, SHS Shares were only traded on 1 day and the total volume traded was only 12,500 shares, representing approximately 0.01% of the total issued share capital of SHS.

The consideration for each CP Prima Share of US$0.02233 (approximately HK$0.174174) represents (i) a discount of approximately 32.37% to the closing price of US$0.03302 (approximately HK$0.257556) per CP Prima Share as quoted on the Jakarta Stock Exchange on the Latest Practicable Date; and (ii) a discount of approximately 37.10% to the average closing price of US$0.0355 (approximately HK$0.2769) per CP Prima Share as quoted on the Jakarta Stock Exchange from 1st February, 2004 up to and including the Latest Practicable Date on which such shares were actually traded on the Jakarta Stock Exchange; and (iii) a price-to-earnings multiple of 0.43 based on 2002 annual results. There are infrequent tradings of CP Prima Shares. Since 1st February, 2004, CP Prima Shares were only traded 17 days and the total volume traded was only 1,248,500 shares on the Jakarta Stock Exchange, representing approximately 0.12% of the total issued share capital of CP Prima.

In connection with the assessment of the fairness of the consideration, we have searched the sector of pastoral and agricultural companies listed in Indonesia from Bloomberg and a total of eight companies (including SHS and CP Prima) was generated. Out of such eight companies, one is in the fishery business and the other one incurred a loss, i.e. no P/E is available, and are therefore excluded from the comparables. Accordingly, CP Prima, SHS, and the other four companies which are principally engaged in agri-business operation, regardless of the differences in size, locality and financing method, and are listed on the Jakarta Stock Exchange were identified to compare their price-to-earnings multiple to CP Prima and SHS. We are not aware of any matter that renders the comparison with these four companies unreasonable. Their price-to-earnings multiples are summarized as follows:

Name of the company	Principal business	Latest reported earnings per share *(Rupiah)*	Latest trading price on or before the Latest Practicable Date *(Rupiah)*	Price-to-earnings multiple as at the Latest Practicable Date
PT Japfa Comfeed Indonesia Tbk	Manufacture animal feed, breed and process chicken, and operate aquaculture farms	1360	185	0.14
PT Multi Agro Persada Tbk	Manufacture and distribute animal feed	275	600	2.18
PT Multibreeder Adirama Indonesia Tbk	Operate in the agriculture, poultry and fishery	1114	350	0.31
PT Cipendawa Agroindustri Tbk	Operate chicken breeding and raising farms	214	100	0.47
SHS	See above	1181	635.3 *(Note)*	0.54
CP Prima	See above	425	182.6 *(Note)*	0.43

Note: Price refer to price per share under the Share Sale and Purchase Agreements.

Taking into account the above price-to-earnings multiples comparison, the related price-to-earnings multiples for disposals of SHS Shares and CP Prima Shares are within the range of comparables, and the relative illiquidity of SHS Shares and CP Prima Shares on the Jakarta Stock Exchange, we are of the view that the consideration is fair and reasonable so far as the Shareholders are concerned.

3. Financial effect of the Disposals on the Group

Since both CP Prima and SHS had been undergoing debt restructuring programs, no dividend income had been derived from CP Prima and SHS for the past 3 financial years and the Directors do not expect there will be any dividend income derived from CP Prima and SHS in the foreseeable future should the Disposals not proceed. Accordingly, we concur with the Directors' view that it is in the interest of the Company to realize the investment in the Sale Shares to ease the Group's financial burden.

Assuming the market value of each of SHS and CP Prima unchanged from 31st December, 2003 up to completion of the Disposals and on the basis that the net proceeds from the Disposals will be US$4,723,484 (approximately HK$36,843,175), the Directors expect to record in its accounts a loss of approximately US$4,501,516 (approximately HK$35,111,825) arising from the Disposals and the net tangible asset of the Company will be reduced for the same amount of approximately US$4,501,516 (approximately HK$35,111,825).

The Directors expect that immediately following the Disposals (and the repayment of debts of the Group out of the net proceeds from the Disposals) and as a result of loss on the Disposals explained above, the current ratio of the Group (as defined by current assets to current liabilities) will be slightly reduced from 54.7% to 53.8% and the gearing ratio (as defined by total bank loans and bank overdrafts to net assets) will be slightly increased from 417.0% to 426.4%, based on audited figures as at 31st December, 2003. In light of the reasons for the Disposals as explained above, in particular, the Disposals as part of the Asset Disposal Program can reduce the Group's debt level and can assist the Group in realizing its investments, we consider the slight deterioration of the current ratio and the gearing ratio to be acceptable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the terms of the Share Sale and Purchase Agreements are in the interests of the Company and are fair and reasonable so far as the Shareholders are concerned. Since none of the Shareholders is interested in the Disposals, none of them will be required to abstain from voting in relation to the resolution to be proposed at the Special General Meeting. Accordingly, we advise the Independent Board Committee to recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Share Sale and Purchase Agreements.

Yours faithfully
For and behalf of
Kingsway Capital Limited
Chu Tat Hoi
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Long position in shares or underlying shares of the Company

Name of Director	Capacity/Nature of Interest Beneficial Owner	Interest of Controlled Corporations	Total number of Shares in the Company	Approximate percentage of issued share capital of the Company
Mr. Jaran Chiaravanont	843,750	–	843,750	0.04
Mr. Dhanin Chearavanont	–	296,203,972	296,203,972 (1)	13.72
Mr. Sumet Jiaravanon	770,458,862	296,203,972 (1)&(2)	1,066,662,834	49.42

Notes:

(1) 2,325,889 share were held hy Perfect Investment Limited and 293,878,083 shares were held by Pakeman Co. Inc. Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon have beneficial interests in these two companies: 50% and 45% in Perfect Investment Limited; 33.5% and 33.5% in Pakeman Co. Inc. respectively.

(2) 296,203,972 shares are duplicated in the corporate interests attributable to Mr. Dhanin Chearavanont.

Pursuant to the Old Scheme and the Existing Scheme, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors of the Company in options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of Director	Date of Grant	Number of shares issuable upon exercise of options held as at the Latest Practicable Date	Period during which options are exercisable	Price per share to be paid on exercise of options *HK$*
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.39
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.39
Mr. Prasert Poongkumarn	20th May, 1994	18,479,248	20th May, 1994 to 20th May, 2004	1.752
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.39
Mr. Min Tieanworn	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.39
Mr. Thirayut Phitya-Isarakul	10th August, 1998	25,000,000	10th August, 1998 to 10th August, 2008	0.3875
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.39
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.39
Mr. Veeravat Kanchanadul	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.39

As at the Latest Practicable Date, none of the above share options had been exercised.

Long position in shares of an associated corporation

Name of Director	Name of associated corporation in which notifiable interest is held	Number of shares held
Mr. Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO AND SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Shareholder	Capacity/ Nature of Interest	*Notes*	Number of shares of the Company *Note 1*	Approximate percentage of issued share capital
Krung Thai Bank Public Company Limited	Person having a security interest in shares	2	770,458,862(L)	35.69
Pakeman Co. Inc.	Beneficial owner	3	293,878,083(L)	13.62
CPI Holding Co., Ltd.	Beneficial owner	4	770,458,862(L) 770,458,862(S)	35.69
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	4	770,458,862(L) 770,458,862(S)	35.69

Notes:

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 770,458,862 shares were held by Krung Thai Bank Public Company Limited as security.

3. Pakeman Co. Inc. beneficially owned a total of 293,878,083 shares.

4. CPI Holding Co., Ltd. beneficially owned 770,458,862 shares. It also has a long and short position in such number of shares. C.P. Intertrade Co., Ltd. has declared an interest in these same 770,458,862 shares by virtue of its shareholding in CPI Holding Co., Ltd.

Save as disclosed above so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the directors of the Company to be pending or threatened by or against the Company or any of its subsidiaries.

MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31st December, 2003 (the date to which the latest published audited consolidated accounts of the Group were made up).

CONSENT

Kingsway has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the references to its name included herein in the form and context in which they are respectively included.

GENERAL

(a) No existing or proposed service contracts have been entered into between any of the Directors and any member of the Group, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

(b) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

(c) Save for (i) certain Directors who had indirect interests in the parent company of C.P. Aquaculture (Hainan) Co., Ltd. to which the Group in August 2003 leased certain production facilities located in Hainan Province, PRC for a term of five years (being the subject of an announcement issued by the Company on 12th August, 2003); and (ii) an executive director's interests in the Disposals (as explained in the section headed "Listing Rules implications of the Disposals" in the Letter from the Board of this circular), since 31st December, 2003, the date to which the latest published audited consolidated accounts of the Group have been made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

(d) As at the Latest Practicable Date, Kingsway was not interested beneficially or non-beneficially in any shares in the Company or any of its subsidiaries or any rights or option to subscribe for or nominate persons to subscribe for any shares in the Company or any of its subsidiaries.

(e) The secretary of the Company is Ms. Choi Yi Mei. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(f) The transfer office of the Company is situated at the office of its Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(g) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of Hong Kong of the Company at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including Thursday, 6th May, 2004:

(1) the Share Sale and Purchase Agreements;

(2) the letter from Kingsway, the text of which is set out in this circular; and

(3) the written consent from Kingsway referred to in paragraph headed "Consent" in this Appendix.

C.P. POKPHAND CO. LTD.
卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 6th May, 2004 at 9:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the Share Sale and Purchase Agreements (as defined in the circular of the Company dated 19th April, 2004), copies of which have been produced to the Meeting marked "A-1" and signed by the chairman of the Meeting for purposes of identification, and the execution, delivery and performance by the Company of the Share Sale and Purchase Agreements, be and are hereby ratified and approved **AND THAT** the directors of the Company be and are hereby authorized to sign any document or to do anything on behalf of the Company which they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of the Share Sale and Purchase Agreements (as amended, if applicable) and to make such amendments thereto as any director of the Company may consider necessary, desirable or expedient."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 19th April, 2004

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the proxy form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority), must be lodged with the Company's registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.

3. A form of proxy for use at the meeting is enclosed.

4. Pursuant to the Bye-Law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members present in person or by proxy and entitled to vote: or (iii) by any member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members having the right to attend an vote at the meetings; or (iv) by any member or members present in person or by proxy and holdings shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right. The above ordinary resolution will be determined by a poll.

閣下如對本通函之任何方面**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司股份**出售或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

須予披露及關連交易

出售於耶加達證券交易所上市公司之股份

獨立董事委員會之獨立財務顧問

滙富集團

滙富融資有限公司

獨立董事委員會函件載於本通函第10頁。滙富融資有限公司向獨立董事委員會提供之意見函件載於本通函第11至第16頁。

卜蜂國際有限公司謹訂於二零零四年五月六日星期四上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第22頁。

無論 閣下是否有意出席股東特別大會，務請盡快將代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可按意願親身出席上述大會或其任何續會，並於會上投票。

二零零四年四月十九日

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在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「公佈」	指	本公司於二零零四年三月二十六日之公佈
「聯繫人士」	指	根據上市規則下之定義
「CDL」	指	Causeway Developments Limited，一家於英屬維爾京群島註冊成立之有限責任公司，並為本公司一家間接擁有之全資附屬公司
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之豁免有限股份公司，其股份於香港聯交所主板上市
「CP Prima」	指	P.T. Central Proteinaprima，一家於印尼註冊成立之公司，其股份於耶加達證券交易所上市
「CP Prima股份」	指	CP Prima之股份
「董事」	指	本公司之董事
「出售」	指	根據股份買賣協議之條款，CDL及／或EDL出售其名下持有之SHS及／或CP Prima股權予各買方
「EDL」	指	Everwell Developments Limited，一家於英屬維爾京群島註冊成立之有限責任公司，並為本公司一家間接擁有之全資附屬公司
「現有計劃」	指	根據本公司於二零零二年十一月二十六日通過之普通決議案而採納之現有購股權計劃
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司

「獨立董事委員會」	指	本公司之獨立董事成員包括獨立非執行董事Budiman Elkana先生及張冠粵先生，由董事會委任就股份買賣協議及其項下交易向股東提供意見
「獨立第三方」	指	與本公司或其任何附屬公司或其任何聯營公司之任何董事、主要行政人員或主要股東概無關連之獨立第三方
「滙富」	指	滙富融資有限公司，視作可從事證券及期貨條例附表五所載第四、六及九類受規管業務之持牌法團，並就有關股份買賣協議被委任為獨立董事委員會之獨立財務顧問
「最後實際可行日期」	指	二零零四年四月十四日，本通函付印前及確定本通函內所載資料之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「舊計劃」	指	本公司於一九九二年四月十日採納之購股權計劃，已於二零零二年四月九日屆滿
「中國」	指	中華人民共和國
「買方」	指	於股份買賣協議中的五位買方，其為私人投資者及獨立第三方
「出售股份」	指	40,800,000股SHS股份，佔SHS全部已發行股份約19.74%及73,144,832股CP Prima股份，佔CP Prima全部已發行股份約7.09%
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)

「股份買賣協議」	指	於二零零四年三月二十六日由CDL及／或EDL及各買方就出售簽訂之五份股份買賣協議及股份買賣協議指任何一份股份買賣協議
「股東」	指	本公司之股東
「SHS」	指	P.T. Surya Hidup Satwa，一家於印尼註冊成立，其股份於耶加達證券交易所上市之公司
「SHS股份」	指	SHS之股份
「股東特別大會」	指	本公司將召開股東特別大會，藉以考慮並酌情通過股份買賣協議及其項下之交易
「主要股東」	指	根據上市規則下之定義
「港元」	指	港元，香港之法定貨幣
「盧比」	指	印尼盧比，印尼之法定貨幣
「美元」	指	美元，美國之法定貨幣
「%」	指	百分率

附註： 本通函沿用下列兌換率兌換為相關貨幣，以供參考：1美元 = 7.8港元；1美元 = 8,176盧比

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

董事：
謝正民先生
謝大民先生
謝國民先生
謝中民先生
盧岳勝先生
張中民先生
李紹慶先生
李紹祝先生
Veeravat Kanchanadul先生
Budiman Elkana先生*
張冠粵先生*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

須予披露及關連交易

出售於耶加達證券交易所上市公司之股份

緒言

本公司於二零零四年三月二十六日公佈，CDL及／或EDL（均為本公司之間接全資附屬公司）已簽訂股份買賣協議。根據股份買賣協議，CDL及EDL已同意有條件地出售其各自持有之SHS及／或CP Prima股權予各買方。SHS及CP Prima乃印尼公司，其股份均在耶加達證券交易所上市。

出售根據二零零四年三月三十一日前實施的上市規則下構成本公司之須予披露交易。於最後實際可行日期，執行董事謝中民先生同時分別持有SHS及CP Prima之大部份股權。據此，出售根據二零零四年三月三十一日前實施的上市規則第14.23(1)(b)條下構成本公司之關連交易，根據二零零四年三月三十一日前實施的上市規則第14.26條，須取得股東於本公司之股東特別大會上批准。

本通函旨在向 閣下提供出售之有關資料，載列滙富向獨立董事委員會提供之意見、獨立董事委員會就出售提供之推薦意見及向股東發出召開股東特別大會之通告，藉以討論並酌情批准出售。

出售

日期為二零零四年三月二十六日之股份買賣協議

交易各方

(1) CDL（作為賣方）
(2) EDL（作為賣方）
(3) 買方（作為買方）－買方乃獨立第三方

出售資產

CDL實益擁有59,256,832股CP Prima股份（佔其已發行股本約5.74%）及40,800,000股SHS股份（佔其已發行股本約19.74%）。EDL則實益擁有13,888,000股CP Prima股份（佔其已發行股本約1.35%）。

根據股份買賣協議，CDL及EDL各自同意有條件地出售其分別持有之全部SHS及／或CP Prima股權予各買方。

出售項下之出售股份乃本集團於CP Prima及SHS之全部權益。待出售完成後，本集團將不再持有任何CP Prima及SHS之權益。

本集團就賣出出售股份可收取之代價為每股SHS股份0.0777美元（約0.60606港元）及每股CP Prima股份0.02233美元（約0.174174港元），而出售股份代價總額為4,803,484美元（約37,467,175.20港元）。

每股SHS股份之代價為0.0777美元（約0.60606港元），相等於二零零四年三月三十日（即SHS股份在耶加達證券交易所最近期交易日）每股SHS股份在耶加達證券交易所之收市價0.1345美元（約1.0491港元）折讓約42.23%。SHS股份於耶加達證券交易所截至二零零四年三月二十五日（即公佈日期前最後一個交易日）鮮有交投。截至二零零四年三月二十五日（即公佈日期前最後一個交易日）止九十個交易日內，SHS股份在耶加達證券交易所只有一日錄得成交，而交投量只為1,500股。

每股CP Prima股份之代價為0.02233美元（約0.174174港元），相等於(i)最後實際可行日期每股CP Prima股份在耶加達證券交易所之收市價0.03302美元（約0.257556港元）折讓約32.37%；及(ii)截至及包括二零零四年三月二十五日止三十個交易日每股CP Prima股份在耶加達證券交易所之平均收市價0.03682美元（約0.2872港元）折讓約39.4%。CP Prima股份於耶加達證券交易所交投疏落。截至二零零四年三月二十六日（即公佈日期前最後一個交易日）止三十個交易日內，CP Prima股份在耶加達證券交易所只有十一日錄得成交，而交投量只為710,500股。

出售總代價為4,803,484美元（約37,467,175.20港元）乃按本公司與買方經商業協商，並經參考SHS股份及CP Prima股份之市價及其股份於耶加達證券交易所之相對非流動性而釐定。

先決條件

完成須待，其中包括，取得股東批准股份買賣協議及其項下之交易，方可作實。

按各股份買賣協議，完成每項出售將有賴其他股份買賣協議之條件相互完成，方能交割。

SHS及CP Prima

SHS及CP Prima乃於印尼註冊成立，其股份於耶加達證券交易所上市之公司。SHS從事綜合農牧業務，其核心業務為進口及分銷各類禽畜保健產品，包括用於印尼農牧企業及水產企業之藥品、疫苗、抗生素、維生素、消毒藥品及飼料添加劑。CP Prima從事生產蝦類飼料及產銷綜合蝦類業務。同時，亦從事農牧業務如生產家禽及魚類飼料、禽畜及雞苗養殖。CP Prima乃SHS之聯營公司，其持有CP Prima已發行股本之實益權益約36.55%。CP Prima及SHS均於本集團之財務報告中列賬為短期投資。

截至二零零一年十二月三十一日及二零零二年十二月三十一日止兩個年度，SHS及CP Prima經審核綜合除稅、特殊項目及少數股東權益前及後之溢利淨額與SHS及CP Prima於二零零二年十二月三十一日之經審核綜合有形資產淨值載列如下：

		二零零一年		二零零二年		於二零零二年
		溢利 除稅前	溢利 除稅後	溢利 除稅前	溢利 除稅後	十二月三十一日 有形資產淨值
SHS	百萬美元	30.61	9.59	69.26	27.23	38.09
	(百萬港元	238.74	74.83	540.25	212.36	297.13)
CP Prima	百萬美元	19.35	3.64	57.51	37.12	60.23
	(百萬港元	150.89	28.37	448.61	289.50	469.81)

備註： SHS及CP Prima之經審核綜合溢利淨額及經審核綜合資產淨值之數值乃沿用二零零一年十二月三十一日或二零零二年十二月三十一日(按情況而定)美元兑換匯比之基準。

出售原因

本集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零部件及物業與投資控股。

誠如本公司早前之公佈中曾披露有關本集團債務重組安排，本集團需按期還款予其債權人，以減低其債項，而該等還款需透過不同方法包括從營運取得現金及出售資產取得款項提供。出售構成本集團債務重組安排下整體資產出售計劃之一部份。

上市規則對出售之含義

出售根據二零零四年三月三十一日前實施的上市規則下構成本公司之須予披露交易。於最後實際可行日期，執行董事謝中民先生同時分別持有SHS及CP Prima之大部份股權。據此，出售根據二零零四年三月三十一日前實施的上市規則第14.23(1)(b)條下構成本公司之關連交易，根據二零零四年三月三十一日前實施的上市規則第14.26條，須取得股東於本公司之股東特別大會上批准。

於最後實際可行日期，執行董事謝中民先生分別持有SHS及CP Prima之股權如下：

公司	**股權百分比**
SHS	約70.26%
CP Prima	約55.95%

由於沒有股東於出售中持有權益，因此，彼等毋須於股東特別大會上放棄投票批准決議案。

獨立董事委員會已成立，並對股東提供就股份買賣協議之條款對本公司及股東而言是否公平和合理提供意見。亦已委任獨立財務顧問，就股份買賣協議及其項下交易向獨立董事委員會提供意見。

出售之影響

經扣除約80,000美元（624,000港元）之專業費用後，出售所得款項淨額約為4,723,484美元（約36,843,175港元），將用作減低本集團之債項。

假設SHS及CP Prima各自之市值由二零零三年十二月三十一日起至出售完成止維持不變，及按出售所得款項淨額為4,723,484美元（約36,843,175港元）之基準，董事預期出售將導致於賬目中錄得約4,501,516美元（約35,111,825港元）之虧損。

股東特別大會

召開股東特別大會的通告載於本通函第22頁，並訂於二零零四年五月六日上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行，藉以考慮並酌情通過及批准有關出售之決議案。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席大會，敬請依照該表格上之指示填妥，儘早並於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會及投票。

推薦意見

獨立董事委員會已成立，以考慮出售之條款對股東而言是否公平合理。而滙富已獲委任就有關事項向獨立董事委員會提供意見。

滙富向獨立董事委員會提供之意見函件載於本通函第11至第16頁。獨立董事委員會之函件載於本通函第10頁。

獨立董事委員會經考慮滙富之意見後，認為出售之條款對股東而言乃屬公平合理。因此，建議股東於股東特別大會上投票贊成提呈之普通決議案。

其他資料

敬請　閣下垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
董事長及首席執行長
謝國民
謹啟

二零零四年四月十九日

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

敬啟者：

須予披露及關連交易

出售於耶加達證券交易所上市公司之股份

吾等參照二零零四年四月十九日印發予股東之通函(「通函」)，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

由於獨立非執行董事相對股份買賣協議各方為獨立人士，並於股份買賣協議交易概無利益，董事會遂委任吾等就股份買賣協議之條款及條件對股東整體而言是否公平合理提供意見。

滙富已獲本公司委任為獨立財務顧問，就股份買賣協議條款及條件之公平性及合理性向吾等提供意見。意見詳情及達致該等意見時所考慮之主要因素及理由列載於本通函第11至16頁。敬請　閣下亦垂注列載於本通函第4至9頁之董事會函件及列載於本通函附錄內之附加資料。

經考慮滙富於函件內之意見和考慮主要因素及意見後，吾等認為股份買賣協議條款及條件就股東而言乃屬公平合理，並對本公司及股東整體而言有利。吾等遂建議股東於股東特別大會上投票贊成有關股份買賣協議之決議案。

此致

列位股東　台照

代表
獨立董事委員會
Budiman Elkana
張冠粵

二零零四年四月十九日

下文乃載入本通函內之匯富於二零零四年四月十九日致獨立董事委員會提供意見之函件全文。

滙富融資有限公司

敬啟者：

關連及須予披露交易

吾等獲委任向獨立董事委員會就股份買賣協議提供意見，詳情列載於　貴公司二零零四年四月十九日之通函(「通函」)中，本函件亦已包括在通函內。除文義另有所指，本函件用語之涵義與通函所界定者相同。

於最後實際可行日期，執行董事謝中民先生同時分別持有SHS及CP Prima之大部份股權。據此，出售根據二零零四年三月三十一日前實施的上市規則第14.23(1)(b)條下構成　貴公司之關連交易及須取得股東於　貴公司之股東特別大會上批准。由於沒有股東於出售中持有權益，因此，彼等無須於股東特別大會上放棄投票批准決議案。

吾等在作出推薦意見時，端賴　貴公司所提供之資料及聲明，並經董事確認乃真實、準確及完整，並假設通函內相關之所有該等資料及聲明於提供時至通函刊發之日仍屬真實、準確及完整，可供信賴。吾等亦已假設董事於通函內所作出之聲明、意見及意向乃經仔細垂詢後合理地作出。吾等認為已審閱足夠之資料以達致吾等之意見。吾等並無理由懷疑董事所提供之資料及聲明之真實性、準確性及完整性。董事亦通知吾等該通函所載之資料並無遺漏或隱瞞任何重大事實。然而，吾等並無就　貴公司及董事所提供之資料進行任何獨立核實，亦概無對　貴集團、SHS及CP Prima之事務進行任何深入獨立調查。

主要考慮因素及理由

就推薦意見時，吾等經考慮下列因素及理由：

1. 出售原因及款項用途

貴集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零部件及物業與投資控股。

誠如通函內列載之董事會函件(「董事會函件」)及 貴公司早前之公佈中曾披露有關 貴集團債務重組安排， 貴集團需按期還款予其債權人，以減低其債項，而該等還款需透過不同方法包括從營運取得現金及出售資產取得款項籌措。誠如 貴公司於二零零二年年報中披露，為減低整體債務水平， 貴集團自一九九八年起已實行資產出售計劃(「資產出售計劃」)，而 貴集團將繼續執行其資產出售計劃，務求取得流動資金，以進一步減低 貴集團債務。出售構成 貴集團債務重組安排下上述資產出售計劃之一部份。此外， 貴集團專注其於中國之農牧業務，CP Prima及SHS均於 貴集團之財務報告中被列入短期投資。因此，董事認為出售有助 貴集團變現其投資，並對 貴集團之業務運作沒有明顯影響。

吾等獲悉根據截至二零零三年十二月三十一日止年度之經審核業績公佈， 貴公司於二零零三年歸還28,000,000美元(約218,400,000港元)予債權人，總還款額達333,400,000美元(約2,600,500,000港元)。於二零零四年三月三十一日， 貴公司進一步歸還59,300,000美元(約462,500,000港元)予債權人。吾等由 貴公司得悉計劃債務中之6,500,000美元(約50,700,000港元)及20,800,000美元(約162,200,000港元)將分別於二零零四年六月及二零零四年十二月支付，餘下之款項將於二零零四年十二月底後透過再融資償還。於二零零三年十二月三十一日， 貴集團尚有約623,000,000美元(約4,859,400,000港元)之審核貸款。吾等亦獲悉於二零零三年十二月三十一日， 貴集團之經審核流動負債淨額約為320,400,000美元(約2,499,100,000港元)。董事擬將出售所得款項淨額約4,700,000美元(約36,800,000港元)用作償還計劃債務及 貴集團其他債務。

經考慮上述原因，吾等同意董事之意見，認為出售能減低 貴集團之債務水平。因此對 貴公司及股東整體而言有利。

2. 股份買賣協議之條款

SHS及CP Prima之資料

SHS及CP Prima乃於印尼註冊成立，其股份於耶加達證券交易所上市之公司。SHS從事綜合農牧業務，其核心業務為進口及分銷各類禽畜保健產品，包括用於印尼農牧企業及水產企業之藥品、疫苗、抗生素、維生素、消毒藥品及飼料添加劑。CP Prima從事生產蝦類飼料及產銷綜合蝦類業務。同時，亦從事農牧業務如生產家禽及魚類飼料、禽畜及雞苗養殖。CP Prima乃SHS之聯營公司，其持有CP Prima已發行股本之實益權益約36.55%。CP Prima及SHS均於本集團之財務報告中被列入短期投資。

截至二零零二年十二月三十一日止兩個年度，SHS及CP Prima經審核綜合除稅、特殊項目及少數股東權益前及後之溢利淨額與SHS及CP Prima於二零零二年十二月三十一日之經審核綜合有形資產淨值載列如下：

		二零零一年		二零零二年		於二零零二年
		溢利 除稅前	溢利 除稅後	溢利 除稅前	溢利 除稅後	十二月三十一日 有形資產淨值
SHS	百萬美元	30.61	9.59	69.26	27.23	38.09
	(百萬港元	238.74	74.83	540.25	212.36	297.13)
CP Prima	百萬美元	19.35	3.64	57.51	37.12	60.23
	(百萬港元	150.89	28.37	448.61	289.50	469.81)

附註： SHS及CP Prima之經審核綜合溢利淨額及經審核綜合資產淨值之數值乃沿用二零零一年十二月三十一日或二零零二年十二月三十一日(按情況而定)美元兑換盧比之基準。

CP Prima之溢利淨額由二零零一年約3,640,000美元(28,370,000港元)大幅上升至二零零二年約37,120,000美元(289,500,000港元)，主要乃由於兑換外幣產生收益大幅上升約40,900,000美元(319,000,000港元)，即由二零零一年滙兑虧損約16,000,000美元(124,800,000港元)至二零零二年滙兑收益約24,900,000美元(194,200,000港元)及衍生工具價值之改變所致。另外，SHS於二零零二年之業績有所改善主要乃由於動物保健及種籽業務錄得雙位數字增長與二零零二年食品消費持續高企。

代價基準

誠如董事會函件內所述，出售之代價為4,800,000美元（約37,500,000港元），此乃　貴公司與獨立第三者經參考SHS股份及CP Prima股份之市價及其股份於耶加達證券交易所之相對非流動性而釐定。該代價相對每股SHS股份之代價為0.0777美元（約0.60606港元），相等於(i)二零零四年三月三十日（即SHS股份在耶加達證券交易所最近期交易日），每股SHS股份在耶加達證券交易所之收市價0.1345美元（約1.0491港元）折讓約42.23%；及(ii)根據二零零二年年度業績之市盈率為0.54倍。SHS股份於耶加達證券交易所鮮有交投。耶加達證券交易所於過去三個月內，SHS股份只有一日錄得成交，而交投量只為12,500股，佔SHS總發行股本約0.01%。

每股CP Prima股份之代價為0.02233美元（約0.174174港元），相等於(i)最後實際可行日期每股CP Prima股份在耶加達證券交易所之收市價0.03302美元（約0.257556港元）折讓約32.37%；(ii)截至二零零四年二月一日及包括最後實際可行日期止每股CP Prima股份在耶加達證券交易所之平均收市價0.0355美元（約0.2769港元）折讓約37.10%及(iii)根據二零零二年年度業績之市盈率為0.43倍。CP Prima股份於耶加達證券交易所交投疏落。自二零零四年二月一日起，CP Prima股份於耶加達證券交易所只有十七日錄得成交，而交投量只為1,248,500股，佔CP Prima總發行股本約0.12%。

就有關評估代價之公平值，吾等自彭博列出於印尼上市，並從事畜牧及農業之公司中，摘錄共八家公司(包括SHS及CP Prima)。這八家公司中，一家從事漁業業務，而另一家錄得虧損，即並無市盈率。因此，不作比較用途。據此，CP Prima、SHS及其他四家主要從事農牧業務(不計其規模、所在地區及融資方法之差異)均於耶加達證券交易所上市之公司被用作與CP Prima及SHS之市盈率作比較。吾等並不知悉任何導致與該四家公司作比較顯得不合理之事項。其市盈率摘要如下：

公司名稱	主要業務	最近期錄得之每股盈利 (盧比)	於最後實際可行日期或以前之最近期股價 (盧比)	於最後實際可行日期之市盈率
PT Japfa Comfeed Indonesia Tbk	生產動物飼料、雞苗養殖及加工及經營水產業務	1360	185	0.14
PT Multi Agro Persada Tbk	生產及分銷動物飼料	275	600	2.18
PT Multibreeder Adirama Indonesia Tbk	經營農牧、畜牧及魚類市場	1114	350	0.31
PT Cipendawa Agroindustri Tbk	經營雞苗養殖及農業	214	100	0.47
SHS	如上	1181	635.3 (附註)	0.54
CP Prima	如上	425	182.6 (附註)	0.43

附註： 價格乃根據股份買賣協議之每股價格

經考慮上述市盈率之比較，出售SHS及CP Prima股份之相關市盈率乃可供比較之範圍，加上SHS股份及CP Prima股份於耶加達證券交易所交投疏落，吾等認為代價對股東而言乃屬公平合理。

3. 出售對　貴集團財務之影響

由於CP Prima及SHS仍處於債務重組計劃，於過往三個財政年度，並未收到由CP Prima及SHS所分派之股息收入，倘出售不進行，董事亦不預期於不久將來可收取由CP Prima及SHS所分派之股息收入。據此，吾等與董事意見一致認為變現出售股份之投資對　貴公司有利及能紓緩　貴集團之財務負擔。

假設SHS及CP Prima各自之市值由二零零三年十二月三十一日起至出售完成止維持不變，及按出售所得款項淨額為4,723,484美元(約36,843,175港元)，董事預期出售將導致於賬目中錄得約4,501,516美元(約35,111,825港元)之虧損及　貴公司之有形資產淨值將減少約4,501,516美元(約35,111,825港元)之相若數額。

董事預期緊隨出售(及　貴集團自出售取得之款項歸還債項)及上述曾闡明有關出售帶來之虧損，按二零零三年十二月三十一日經審核賬目之基準，　貴集團之速動比率(根據流動負債除以流動資產)將由54.7%輕微下降至53.8%。資產負債比率(根據總銀行貸款及銀行透支除以資產淨值)則由417.0%輕微上升至426.4%。根據上述曾闡明出售之原因，尤以出售構成資產出售計劃之一部份，可減低　貴集團之債務水平，並有助　貴集團變現其投資。因此，吾等認為對速動比率及資產負債比率構成之輕微影響乃可接受。

推薦意見

經考慮上述主要因素及理由後，吾等認為股份買賣協議之條款對　貴公司而言有利，對股東整體而言，乃屬公平及合理。由於沒有股東於出售中持有權益，因此，彼等毋須於股東特別大會上放棄投票批准決議案。據此，吾等對獨立董事委員會提供意見，建議股東於股東特別大會上投票贊成批准股份買賣協議之普通決議案。

此致

卜蜂國際有限公司
獨立董事委員會　台照

滙富融資有限公司
董事
朱達凱
謹啟

二零零四年四月十九日

責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關本公司之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯營公司(定義見證券及期貨條例第XV部份)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會本公司及香港聯交所之權益或淡倉，或根據證券及期貨條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及香港聯交所之權益或淡倉如下：

持有本公司之好倉股份

董事名稱	權益資格／性質 實益擁有者	控制公司權益	持有本公司股份總數	持有本公司已發行股本之概約百份比
謝正民先生	843,750	–	843,750	0.04
謝國民先生	–	296,203,972	296,203,972 (1)	13.72
謝中民先生	770,458,862	296,203,972 (1)及(2)	1,066,662,834	49.42

附註：

(1) 2,325,889股為Perfect Investment Limited所持有之股份及293,878,083股為Pakeman Co. Inc.持有之股份。謝國民先生及謝中民先生於此兩家公司均持有實益權益：分別於Perfect Investment Limited持有50%及45%，於Pakeman Co. Inc.持有33.5%及33.5%。

(2) 上述之296,203,972股股份亦即謝國民先生所持有之權益。

根據舊計劃及現有計劃，曾授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購本公司股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	行使期	購股權每股行使價
				港元
謝國民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.39
謝中民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.39
盧岳勝先生	一九九四年五月二十日	18,479,248	一九九四年五月二十日至二零零四年五月二十日	1.752
	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.39
張中民先生	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.39
李紹慶先生	一九九八年八月十日	25,000,000	一九九八年八月十日至二零零八年八月十日	0.3875
	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.39
李紹祝先生	一九九八年八月十日	17,500,000	一九九八年八月十日至二零零八年八月十日	0.3875
	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.39
Veeravat Kanchanadul先生	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.39

於最後實際可行日期，概無行使上述購股權。

持有相關法團之好倉股份

董事名稱	持有須作披露權益的相關法團名稱	持有股份數目
李紹祝先生	正大泉州有限公司	20,000

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何聯營公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有根據證券及期貨條例第XV部第7及第8分部之規定須知會本公司及香港聯交所之任何權益或淡倉(包括根據該等證券及期貨條例之規定當作或視作擁有之權益或淡倉)；或根據證券及期貨條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及香港聯交所之任何權益或淡倉。

根據證券及期貨條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	權益資格／性質	附註	持有本公司股份數目 附註1	持有本公司已發行股本之概約百分比
Krung Thai Bank Public Company Limited	抵押權益	2	770,458,862(L)	35.69
Pakeman Co. Inc.	實益擁有者	3	293,878,083(L)	13.62
CPI Holding Co., Ltd.	實益擁有者	4	770,458,862(L) 770,458,862(S)	35.69
C.P. Intertrade Co., Ltd.	控制公司權益	4	770,458,862(L) 770,458,862(S)	35.69

附註：

1. 「L」代表好倉，而「S」代表淡倉。

2. Krung Thai Bank Public Company Limited持有770,458,862股股份作為抵押。

3. Pakeman Co. Inc. 實益擁有合共293,878,083股股份。

4. CPI Holding Co., Ltd.實益擁有770,458,862股股份，並同時擁有好倉及淡倉股份。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI Holding Co., Ltd. 股權，故同樣擁有該等770,458,862股股份之權益。

除上文所披露者外，於最後實際可行日期，概無人士於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露之規定所存置登記冊內權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

主要變更

就董事所知，自二零零三年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)以來，本集團之財政狀況或經營前景概無任何重大逆轉。

同意書

滙富已就本通函之刊行發出同意書，同意以現時之形式及涵義轉載其函件於本通函，並於通函內引述其名稱及內容，且迄今並無撤回其同意書。

一般事項

(a) 各董事及本集團任何成員公司概無簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

(b) 各董事概無於任何由本集團成員公司所訂立與本集團業務有重大關係之合約或安排中擁有權益。

(c) 除(i)數位董事間接持有C.P. Aquaculture (Hainan) Co., Ltd.控股公司之權益，而本集團於二零零三年八月租賃予該公司位於中國海南省之生產設施，為期五年(本公司於二零零三年八月十二日刊發之公佈主題)；及(ii)一位執行董事於出售中持有權益(已於本通函內董事會函件中「上市守則對出售之意義」一節內詳述)，自二零零三年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)，各董事概無直接或間接擁有本集團任何成員公司買賣或租賃，或建議買賣或租賃資產之權益。

(d) 於最後實際可行日期，滙富概無實益或非實益擁有本公司或其任何附屬公司之股權及／或任何權利或購股權，以認購或提名他人認購本公司或其任何附屬公司之證券。

(e) 本公司之秘書為蔡綺媚小姐。彼分別為特許秘書及行政人員公會及香港公司秘書公會之會士。

(f) 本公司於香港之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

(g) 本通函備有中英文本，惟應以英文本為準。

備查文件

下列文件之印本可直至二零零四年五月六日(星期四)止(包括該日)之一般辦公時間內於本公司之主要營業地點香港夏慤道十六號遠東金融中心二十一樓查閱：

(1) 股份買賣協議；

(2) 滙富函件，內容已載列於本通函；及

(3) 本附錄中「同意書」一節內所指滙富之書面同意書。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零四年五月六日星期四上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案：

普通決議案

「**動議**確認及批准股份買賣協議(已於本公司於二零零四年四月十九日之通函內釋義)，註有「A-1」字樣之協議副本已呈交大會並已由大會主席簽署，以供識別用途)，並確認及批准本公司簽訂、傳遞及執行股份買賣協議；同時授權本公司董事代本公司簽署任何文件或執行彼等認為必須、合理及有利之任何行動以促成落實(如需要，可作修訂)及作出本公司任何董事認為必須、合理及有利之修訂。」

承董事會命
公司秘書
蔡綺媚

香港，二零零四年四月十九日

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之任何授權者或其他授權文件(如有)，或經公證人簽署證明之有關副本，須早於會議指定舉行時間四十八小時前交回本公司於香港之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)，方為有效。

3. 隨附適用於股東特別大會之代表委任表格。

4. 根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定(i)由大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)提出合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總表決權及有出席之股東或其代表提出；或(iv)合共持有不少於所有股份總額百分之十及有權出席及投票之股東或其代表提出。

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : EC/FL/GS/CPP/081/04

BY AIRMAIL

19th April, 2004

Acknowledge received by:-

Name :
Date :

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 19th April, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Notice of Annual General Meeting
   Date : April 16, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Press Announcement relating to Notice of Special General Meeting and Circular
   Date : April 19, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited